Exhibit 99.1

Richard L. Bready, Chairman and CEO
Edward J. Cooney, Vice President and Treasurer
(401) 751-1600

IMMEDIATE

NORTEK REPORTS 2010 RESULTS
SALES AND OPERATING INCOME INCREASE

PROVIDENCE, RI, March 31, 2011-**Nortek, Inc.** ("**Nortek**") (OTC QB: NTKS), a leading diversified global manufacturer of innovative, branded residential and commercial ventilation, HVAC and technology products, today announced 2010 year-end and fourth-quarter results.

2010 RESULTS

Key financial highlights for the full year of 2010 included:

- Net Sales of $1,899 million, an increase of 5 percent from the $1,808 million reported for the combined periods from January 1 to December 31, 2009.

- Operating income for 2010 was $70.6 million compared to an operating loss for the combined periods from January 1 to December 31, 2009 of $204.6 million (including the impact of a $284 million non-cash goodwill impairment charge and reorganization expenses of $22.5 million).

- Depreciation and amortization expense of $91.7 million compared to $63.9 million for the combined periods in 2009 (the increase is substantially all related to fresh-start accounting).

Key financial highlights for the fourth quarter of 2010 compared to the fourth-quarter combined periods from October 4, 2009 to December 31, 2009 included:

- Net sales of $463 million, an increase of 7.9 percent, compared to the $429 million of net sales recorded for the combined fourth-quarter periods of 2009.

- Operating income of $12.6 million compared to an operating loss of $31.2 million in the combined fourth-quarter periods of 2009 (including the impact of a $34 million non-cash goodwill impairment charge and reorganization expenses of $15.1 million).

- Depreciation and amortization expense of $19.0 million compared to $18.1 million for the combined periods of 2009 (the increase is substantially all related to fresh-start accounting).

As of December 31, 2010, **Nortek** had approximately $58 million in unrestricted cash, cash equivalents and marketable securities and had $85 million of borrowings outstanding under its revolving credit facility.

Richard L. Bready, Chairman and Chief Executive Officer, said, "We are pleased with **Nortek's** 2010 financial results as overall company revenue was up 5 percent and earnings exceeded guidance while the majority of the markets we serve remain challenging. Our continued focus on operational efficiency and working capital improvement contributed to our performance."

Mr. Bready added, "We expect the housing markets will improve marginally in 2011 after a slow first-quarter start. However, we have concerns that the effects of continued low consumer confidence, high unemployment levels and a continued high level of foreclosures will continue to depress the housing markets. In addition, the non-residential markets, which declined further in 2010, are expected to remain weak throughout 2011. These continued depressed market conditions, together with commodity cost pressures, will challenge 2011 performance."

ERGOTRON ACQUISITION

On December 17, 2010, **Nortek** acquired the stock of Ergotron, Inc. ("Ergotron") for approximately $298.0 million. Ergotron is a designer, manufacturer and marketer of innovative, ergonomic mounting and mobility products for computer monitors, notebooks and flat panel displays in the United States and other parts of the world.

The acquisition was financed by a portion of the proceeds of the recent $250 million 10% Senior Note Offering, borrowings under our amended and restated asset-based revolving credit facility and cash on hand.

Mr. Bready commented, "Ergotron provides **Nortek** with a new platform that goes to both home and commercial markets worldwide and diversifies our exposure into expanding end markets such as offices, education and healthcare."

Nortek's shares of common stock currently trade on the OTC: QB exchange under the symbol "NTKS."

The trading of **Nortek's** common stock follows the filing on April 15, 2010 of a Form 10 Registration Statement with the Securities and Exchange Commission. Subsequent to its Form 10 submission, the Company filed a formal application to ultimately list its common stock on the New York Stock Exchange ("NYSE"). **Nortek** plans to transition the trading of its common stock from the OTC: QB exchange to the NYSE.

Nortek* is a leading diversified global manufacturer of innovative, branded residential and

commercial ventilation, HVAC and technology products. **Nortek** offers a broad array of products, including: range hoods, bath fans, indoor air quality systems, medicine cabinets and central vacuums, heating and air conditioning systems, and technology offerings, including audio, video, access control, security and digital display mounting and mobility products.

**As used herein, the term "Nortek" refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.*

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Nortek's current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors impacting such forward-looking statements include the availability and cost of certain raw materials (including, among others, steel, copper, packaging materials, plastics, resins, glass, wood and aluminum) and purchased components, freight costs, the level of domestic and foreign construction and remodeling activity affecting residential and commercial markets, interest rates, employment levels, inflation, foreign currency fluctuations, consumer spending levels, exposure to foreign economies, the rate of sales growth, prices, and product and warranty liability claims. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, please refer to the reports and filings of Nortek with the Securities and Exchange Commission.

# # #

NORTEK, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS (A)

	For the Fourth Quarter Periods			For the Annual Periods		
	Successor		Predecessor	Successor		Predecessor
	Oct. 3, 2010 - Dec. 31, 2010	Dec. 20, 2009 - Dec. 31, 2009	Oct. 4, 2009 - Dec. 19, 2009	Jan. 1, 2010 - Dec. 31, 2010	Dec. 20, 2009 - Dec. 31, 2009	Jan. 1, 2009 - Dec. 19, 2009
			(Amounts in millions, except shares and per share data)			
Net Sales	$ 462.8	$ 44.0	$ 385.3	$ 1,899.3	$ 44.0	$ 1,763.9
Costs and Expenses:						
Cost of products sold	340.3	35.2	275.1	1,391.8	35.2	1,266.0
Selling, general and administrative expense, net	101.9	8.5	86.5	399.9	8.5	372.6
Pre-petition reorganization items	—	—	15.1	—	—	22.5
Goodwill impairment charge	—	—	34.0	—	—	284.0
Amortization of intangible assets	8.0	1.5	4.6	37.0	1.5	22.2
	450.2	45.2	415.3	1,828.7	45.2	1,967.3
Operating earnings (loss)	12.6	(1.2)	(30.0)	70.6	(1.2)	(203.4)
Interest expense	(25.8)	(3.6)	(21.9)	(95.7)	(3.6)	(135.6)
Investment income	—	—	—	0.1	—	0.2
Loss before Gain on Reorganization Items, net	(13.2)	(4.8)	(51.9)	(25.0)	(4.8)	(338.8)
Gain on Reorganization Items, net	—	—	1,035.9	—	—	1,035.9
(Loss) earnings before (benefit) provision for income taxes	(13.2)	(4.8)	984.0	(25.0)	(4.8)	697.1
(Benefit) provision for income taxes	(3.1)	(1.4)	81.4	(11.6)	(1.4)	85.0
Net (loss) earnings	$ (10.1)	$ (3.4)	$ 902.6	$ (13.4)	$ (3.4)	$ 612.1
Basic (Loss) Earnings per share	$ (0.67)	$ (0.23)	$ 300,866.67	$ (0.89)	$ (0.23)	$ 204,033.33
Diluted (Loss) Earnings per share	$ (0.67)	$ (0.23)	$ 300,866.67	$ (0.89)	$ (0.23)	$ 204,033.33
Weighted Average Common Shares:						
Basic	15,000,000	15,000,000	3,000	15,000,000	15,000,000	3,000
Diluted	15,000,000	15,000,000	3,000	15,000,000	15,000,000	3,000

The accompanying notes are an integral part of this unaudited condensed consolidated summary of operations.

NORTEK, INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

(A) Nortek, Inc. ("Nortek") and all of its wholly-owned subsidiaries, collectively, the "Company", is a diversified manufacturer of innovative, branded residential and commercial building products, operating within four reporting segments. Through these segments, the Company manufactures and sells, primarily in the United States, Canada and Europe, a wide variety of products for the remodeling and replacement markets, the residential and commercial new construction markets, the manufactured housing market and the personal and enterprise computer markets.

The Company operates on a calendar year and for its interim periods operates on a 4-4-5 fiscal calendar, where each fiscal quarter is comprised of two 4-week periods and one 5-week period, with each week ending on a Saturday. The Company's fiscal year always begins on January 1 and ends on December 31. As a result, the Company's first and fourth quarters may have more or less days included than a traditional 4-4-5 fiscal calendar, which consists of 91 days. The fourth quarters ended December 31, 2010 ("fourth quarter of 2010") and 2009 ("fourth quarter of 2009") include 90 days and 89 days, respectively.

On December 17, 2009 (the "Effective Date"), the Company emerged from bankruptcy proceedings under Chapter 11 of the United States Bankruptcy Code ("Chapter 11"). In connection with its emergence from bankruptcy, the Company adopted fresh-start reporting pursuant to the provisions of Accounting Standards Codification ("ASC") 852, "Reorganization" ("ASC 852"). The Company selected December 19, 2009 as the fresh-start reporting date since it was the closest fiscal week-end to the Effective Date of December 17, 2009 and the effect of using December 19, 2009, instead of December 17, 2009, was not material to the Company's financial condition or results of operations for the periods presented. ASC 852 requires the implementation of fresh-start reporting if the reorganization value of the assets of the entity that emerges from Chapter 11 is less than the sum of the post-petition liabilities and allowed claims, and holders of voting shares immediately before confirmation of the plan of reorganization receive less than 50 percent of the voting shares of the emerging entity. Under fresh-start reporting, a new reporting entity is deemed to be created and the assets and liabilities of the entity are reflected at their fair values.

Accordingly, the condensed consolidated summary of operations for the Company subsequent to emergence from Chapter 11 is not comparable to the condensed consolidated summary of operations for the Company prior to emergence from Chapter 11. References to the "Successor" refer to the Company subsequent to the fresh-start reporting date and references to the "Predecessor" refer to the Company prior to the fresh-start reporting date.

In addition, ASC 852 requires that financial statements, for periods including and subsequent to a Chapter 11 bankruptcy filing, distinguish between transactions and events that are directly associated with the reorganization proceedings and transactions and events associated with the ongoing operations of the business, as well as additional disclosures. The "Company", when used in reference to the period subsequent to emergence from Chapter 11 bankruptcy proceedings, refers to the Successor, and when used in reference to periods prior to emergence from Chapter 11 bankruptcy proceedings, refers to the Predecessor.

The accompanying Successor and Predecessor condensed consolidated summary of operations reflects the accounts of Nortek and all of its wholly-owned subsidiaries after elimination of intercompany accounts and transactions. Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the current year presentation.

It is suggested that this unaudited condensed consolidated summary of operations be read in conjunction with the consolidated financial statements and the notes included in the Company's latest annual report on Form 10-K and its current reports on Form 8-K as filed with the Securities and Exchange Commission.

(B) Consolidated Cash Flow ("CCF") represents net earnings (loss) before interest, income taxes, depreciation, amortization and the effects of the Reorganization, including the effects of fresh-start accounting. The ACCF is defined as the CCF further adjusted to exclude certain cash and non-cash, non-recurring items. CCF and ACCF are not defined terms under GAAP. Neither CCF nor ACCF should be considered an alternative to operating income or net earnings (loss) as a measure of operating results or an alternative to cash flow as a measure of liquidity. There are material limitations associated with making the adjustments to the Company's earnings to calculate CCF and ACCF and using these non-GAAP financial measures as compared to the most directly comparable GAAP financial measures. For instance, CCF and ACCF do not include:

- interest expense, and, because the Company has borrowed money in order to finance our operations, interest expense is a necessary element of its costs and ability to generate revenue;
- depreciation and amortization expense, and, because the Company uses capital assets, depreciation and amortization expense is a necessary element of its costs and ability to generate revenue;
- income tax expense, and because the payment of taxes is part of the Company's operations, tax expense is a necessary element of its costs and ability to operate; or
- certain cash and non-cash, non-recurring items, and, because such non-recurring items can, at times, affect the Company's operating results, the exclusion of such items is a material limitation.

The Company presents CCF because it considers it an important supplemental measure of its performance and believes it is frequently used by its investors and other interested parties, as well as by the Company's management, in the evaluation of companies in its industry, many of which present CCF when reporting their results. In addition, CCF provides additional information used by the Company's management and Board of Directors to facilitate internal comparisons to historical operating performance of prior periods. Further, management believes that CCF facilitates operating performance comparisons from period to period because it excludes potential differences caused by variations in capital structure (affecting interest expense), tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting depreciation expense).

The Company believes that the inclusion of supplementary adjustments to CCF applied in presenting ACCF are appropriate to provide additional information to investors about the performance of the business, and the Company is required to reconcile net earnings (loss) to ACCF to demonstrate compliance with debt covenants. While the determination of appropriate adjustments in the calculation of ACCF is subject to interpretation under the terms of the 10% Senior Unsecured Notes due 2018 (the "10% Notes") and the 11% Senior Secured Notes due 2013 (the "11% Notes"), management believes the adjustments described below are in accordance with the covenants in the 10% Notes and 11% Notes.

NORTEK, INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

The following table reconciles net (loss) earnings to CCF and ACCF for the trailing four quarters ending December 31, 2010 and 2009:

		Trailing Four Quarters Ending December 31,		
		2010		2009
		(Amounts in millions)		
Net (loss) earnings	$	(13.4)	$	608.7
(Benefit) provision for income taxes		(11.6)		83.6
Gain on Reorganization Items, net		—		(1,035.9)
Interest expense		95.7		139.2
Investment income		(0.1)		(0.2)
Depreciation and amortization expense		91.7		63.9
Consolidated Cash Flow	$	162.3	$	(140.7)
Pre-petition reorganization items (a)		—		22.5
Management fees (b)		—		1.0
Investment income		0.1		0.2
Non-recurring cash charges (c)		2.4		1.4
Other non-recurring items (d)		(3.0)		0.9
Non-cash impairment charges (e)		—		285.2
Stock Option Expense		2.8		0.1
Net foreign exchange gains (f)		(0.3)		(0.7)
Restructuring (g)		5.2		4.6
Pro-forma effect of acquisitions (h)		36.1		—
Adjusted Consolidated Cash Flow	$	205.6	$	174.5

(a) Relates to pre-petition advisory and other fees related to the reorganization of the Company's capital structure.

(b) Relates to the management agreement between Nortek and Nortek Holdings, Inc. and an affiliate of Thomas H. Lee Partners, L.P. providing for certain financial and strategic advisory and consultancy services which was canceled as part of the Chapter 11 proceedings.

(c) Relates to miscellaneous non-recurring items which are limited by the covenants as defined in the indentures governing the 10% Notes and 11% Notes.

(d) For 2010 includes a gain of approximately $3.0 million related to the reversal of a loss contingency reserve that was previously provided in 2009 related to one of the Company's subsidiaries in the TECH segment.

For 2009 includes (1) a loss contingency reserve of approximately $3.0 million related to one of the Company's subsidiaries in the TECH segment, (2) a gain of approximately $3.9 million related to the Company's revised estimate of a loss contingency related to an indemnification of a lease guarantee, (3) a valuation reserve of approximately $1.6 million related to certain assets of a foreign subsidiary that the Company shutdown in 2010 in the TECH segment, (4) approximately $1.5 million of expense related to early lease termination charges, (5) gains on the favorable settlement of certain litigation proceedings of approximately $0.7 million and, (6) a gain of approximately $0.6 million related to the gain on the sale of assets related to one of the Company's foreign subsidiaries.

(e) Includes non-cash goodwill impairment charges as well as non-cash write-downs of certain of the Company's foreign subsidiaries.

(f) Non-cash foreign exchange gains related to intercompany debt not indefinitely invested in the Company's subsidiaries.

(g) Includes severance charges associated with reduction in workforce initiatives and charges related to the closure of certain of the Company's facilities.

(h) Includes the pro-forma effect of the Company's acquisitions of Ergotron, Inc. ("Ergotron") and Skycam, LLC ("Luxor") as if each acquisition had occurred on the first day of the four-quarter reference period. On December 17, 2010, the Company acquired all of the outstanding stock of Ergotron and on July 6, 2010, the Company acquired all of the issued and outstanding membership interests of Luxor.